UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

OSL Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Robert H. Rothenberg, Jr. 1327 University Drive Yardley, PA 19067 (845) 363-6776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2013
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert H. Rothenberg, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		[ ]
	(b)		[ ]

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]

6.	Citizenship or Place of Organization		U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	21,007,521

	8.	Shared Voting Power

	9.	Sole Dispositive Power	21,007,521

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		21,007,521 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		17.18%.(2)

14.	Type of Reporting Person (See Instructions)

IN

(1)   Includes exclusively common stock of the Issuer.

(2)   Based on 122,281,286 shares of common stock of the Issuer issued and outstanding as of June 28, 2013.

EXPLANATION

This Amendment No. 1 on Schedule 13D/A (this “Amendment”) is filed on behalf of Robert H. Rothenberg, Jr. and amends that certain Schedule 13D as previously filed with the Securities and Exchange Commission on January 29, 2013 (the “Original Filing”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of OSL Holdings, Inc. (the “Company” or the “Issuer”). This Amendment No.1 is being filed to report a material change in the facts set forth in Items three, four, five, six and seven of the Original Filing.

Items 3, 4, 5, 6 and 7 of the Original Filing are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration.

This statement relates to Common Stock in the Issuer that the Reporting Person has been issued under his Employment Agreement dated January 2, 2013:

Mr. Rothenberg was issued 15,000,000 shares of Common Stock on or about January 14, 2013.

Mr. Rothenberg was issued 6,005,000 shares of Common Stock on or about June 26, 2013.

At any time during his employ, Mr. Rothenberg may convert any amounts owed to him under the agreement into shares of Common Stock at a conversion price which is a 70% discount from the average closing price of our Common Stock during the five trading days preceding the conversion.

Effective June 20, 2013, 2013, the board of directors (the "Board") of the Issuer appointed Mr. Rothenberg to serve as director to fill an existing vacancy on the Board. Mr. Rothenberg does not have any family relationship with any of the officers or directors of the Company and there is no arrangement or understanding between Mr. Rothenberg and any third party pursuant to which he was selected as director.

Item 4.  Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 21,007,521 shares of Common Stock (the “Securities”), representing 17.18% of the outstanding shares of Common Stock of the Issuer (based upon 122,281,286 shares of Common Stock issued and outstanding as of June 28, 2013).

(b) The Reporting Person has sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Other than the transactions reported herein, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibits 10.4 attached to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on January 22, 2013 is incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2013

/s/ Robert H. Rothenberg, Jr.
Robert H. Rothenberg, Jr.